EXHIBIT 21.1

Legacy Reserves LP
Subsidiaries

Entity	Jurisdiction of Formation
Binger Operations, LLC (50% non-controlling interest)	Oklahoma
Legacy Reserves Operating GP LLC	Delaware
Legacy Reserves Operating LP	Delaware
Legacy Reserves Services Inc.	Texas
Legacy Reserves Finance Corporation	Delaware
Dew Gathering LLC	Texas
Pinnacle Gas Treating LLC	Texas
Legacy Reserves Energy Services LLC	Texas